EXHIBIT 99.5

VOX ANNOUNCES Q1 2023 FINANCIAL RESULTS

AND DECLARES QUARTERLY DIVIDEND

All amounts in U.S. dollars unless otherwise indicated.

TORONTO, CANADA – May 10, 2023 – Vox Royalty Corp. (TSXV: VOX) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce its operating and financial results for the first quarter ended March 31, 2023.

Kyle Floyd, Chief Executive Officer stated: “Following our recent announcements to highlight record quarterly revenue and a dividend increase, we are excited to share record quarterly gross profit and the declaration of another quarterly dividend for investors. Our strong Q1 2023 financial performance is a testament to management’s focus on thorough technical due diligence and disciplined royalty acquisition practices.”

First Quarter 2023 Highlights

•	Record revenue of $3,580,855 for the three months ended March 31, 2023 (compared to revenues of $1,471,019 for the three months ended March 31, 2022);
•	Record gross profit of $2,964,857 for the three months ended March 31, 2023 (compared to $1,164,293 for the three months ended March 31, 2022);
•	Increasing the Company’s quarterly cash dividend by 10% to $0.011 per common share on March 13, 2023, payable to shareholders of record as of March 31, 2023;
•	Significant organic development within the Company’s existing royalty portfolio, including Silver Mines Limited (“Silver Mines”) announcing a substantial resource upgrade and maiden gold resource estimate for the Bowdens silver project in Australia, Alamos Gold Inc. announcing the completion of an Environmental Impact Assessment and positive Decision Statement issued by the Minister of Environment and Climate Change (Canada) for the Lynn Lake gold project in Canada and Treasury Metals Inc. announcing positive results for its pre-feasibility study over the Goldlund gold project in Canada;
•	Strong balance sheet position at quarter end, including:

o	Cash and accounts receivable of $7,750,584;
o	Working capital of $3,683,329;
o	Total assets of $43,236,735;

•	Subsequent to March 31, 2023:

o	Shared annual 2023 royalty revenue guidance of $11,000,000 - $13,000,000;
o

Silver Mines announced that the Bowdens silver project has been approved by the Independent Planning Commission of New South Wales to proceed with development and production of the project, subject to certain conditions;

o

Jangada Mines PLC announced that it has received positive test results regarding the extraction of high-grade titanium dioxide and vanadium pentoxide from its Pitombeiras vanadium titanomagnetite project in Brazil;

o	Appointed experienced mining industry executive Donovan Pollitt to the Company’s Board of Directors; and
o	Shared an inaugural letter to investors.

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Summary of Quarterly Results

	Three months ended March 31, 2023	Three months ended March 31, 2022
	$	$
Income Statement
Revenue	3,580,855	1,471,019
Gross profit	2,964,857	1,164,293
Operating expenses	(2,021,879)	(1,452,661)
Income (loss) from operations	942,978	(288,368)
Other income (expenses)(1)	(841,155)	151,822
Current tax expense	(178,977)	(196,708)
Deferred tax recovery (expense)	(604,085)	92,862
Net loss and comprehensive loss	(681,239)	(240,392)
Loss per share – basic and diluted	(0.02)	(0.01)

Statement of Cash Flows
Cash flows from (used in) operating activities	500,017	(404,825)

Dividends declared per share	0.011	0.00

(1)      Other income (expenses) comprises fair value change of warrants, foreign exchange differences, interest income, and loss on investments.

For complete details, please refer to the unaudited condensed interim consolidated financial statements and associated Management Discussion and Analysis for the three months ended March 31, 2023, available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) or on Vox’s website (www.voxroyalty.com).

Quarterly Dividend

The Company is also pleased to announce that its Board of Directors has approved a quarterly cash dividend of $0.011 per common share to be paid on July 14, 2023 to shareholders of record as of the close of business on June 30, 2023.

For shareholders residing in Canada, the dividend will be paid in Canadian dollars based on the daily exchange rate published by the Bank of Canada on June 30, 2023. The dividend qualifies as an “eligible dividend” as defined in the Income Tax Act (Canada). The dividend is subject to customary Canadian withholding tax for shareholders that are not resident in Canada.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 50 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Pascal Attard
Chief Executive Officer	Chief Financial Officer
info@voxroyalty.com +1-345-815-3939	pascal@voxroyalty.com +1-345-815-3939

Cautionary Statements to U.S. Securityholders

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

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Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Vox Royalty Corp. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding the payment of a quarterly dividend in Q2 2023 and on any future date thereafter.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company expects to receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the financial year ended December 31, 2022 available at www.sedar.com.

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to above will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

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